UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-192494
333-192494-01
333-192494-02

PetroLogistics LP

PetroLogistics Finance Corp.

PL Propylene LLC

(Exact name of registrant as specified in its charter)

4111 E. 37th St. North
Wichita, Kansas 67220-3203
(316) 828-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.25% Senior Notes due 2020

Guarantees of 6.25% Senior Notes due 2020

(Title of each class of securities covered by this Form)

Common Units representing limited partner interests of PetroLogistics LP

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 272

Pursuant to the requirements of the Securities Exchange Act of 1934, each of PetroLogistics LP, PetroLogistics Finance Corp. and PL Propylene has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 16, 2014

PETROLOGISTICS LP

By: PetroLogistics GP LLC, its general partner

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	President

PETROLOGISTICS FINANCE CORP.

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	President

PL PROPYLENE LLC By: PetroLogistics LP, its sole member By: PetroLogistics GP LLC, its general partner

By:	/s/ Raffaele G. Fazio
Name:	Raffaele G. Fazio
Title:	President